Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

July 17, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:	Aamira Chaudhry
Lyn Shenk

RE:          Danaos Corp
Form 20-F for the Year Ended December 31, 2018
Filed March 5, 2019
File No. 001-33060

Dear Ms. Chaudhry and Mr. Shenk,

As outside counsel to, and on behalf of, Danaos Corporation (the “Company”), we are providing the following response from the Company to the Staff’s comment letter dated July 3, 2019 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to it immediately thereafter.

Form 20-F for Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

Note 7. Other Non-Current Assets, page F-27

1. Please tell us the material terms of your investments in the debt securities of ZIM and HMM, whether the debtors met those terms in 2018, and how you determined their fair value as of December 31, 2018. To the extent the investments accrue unpaid interest, please tell us whether and how you recognized such amounts and the basis for determining that such amounts were collectible.

Response:  The material terms of the Company’s investments in the debt securities of ZIM and HMM are as follows:

	ZIM Notes Series 1	ZIM Notes Series 2	HMM Notes 1	HMM Notes 2
Issuance date	July 16, 2014	July 16, 2014	July 18, 2016	July 18, 2016
Nominal Principal amount as of December 31, 2018	$8,525,396	$41,094,900	$19,856,375	$6,169,483
Maturity date	June 2023	June 2023	July 2024	December 2022
Cash interest rate	3% p.a. Payable quarterly	3% p.a. Payable quarterly	Not applicable	Not applicable
Required PIK Interest	Not applicable	2% p.a. with deferred cash payment on maturity	3% p.a. with deferred cash payment at maturity	3% p.a. with deferred cash payment at maturity
Redemption date(s)	Subject to available cash flow in accordance with corporate cash mechanism and/or fully at maturity	Fully at maturity	Amortizing subject to available cash flow and/or fully at maturity	Fully at maturity

During the year ended December 31, 2018 and as of December 31, 2018, both ZIM and HMM were in compliance with the terms and covenants of the applicable notes. Other than the terms outlined above, which are described on page 66 of the Company’s Annual Report under the caption “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources,” there are no other significant terms of the notes.

The fair values of the ZIM and HMM notes as of December 31, 2018 were based on a weighted combination of (1) a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity (YTM) analysis for a similar bond(s) (distressed, unsecured high-yield bond(s)) in an active market and (3) for ZIM only, the YTM for corporate bonds issued by ZIM as published by Bloomberg. The Company weights each of these fair value data points, with the largest weighting on the third party broker quote.

The fair value data points and weighting for the ZIM notes as of December 31, 2018 are as follows:

	YTM	Weight	Contribution to Average YTM
YTM - comparable bond	21.6%	20%	4.3%
Third party broker quote	35.0%	60%	21.0%
YTM — ZIM’s bonds (Bloomberg)	30.1%	20%	6.0%
Average			31.3%

The fair value data points and weighting for the HMM notes as of December 31, 2018 are as follows:

	YTM	Weight	Contribution to Average YTM
YTM - comparable bond	21.6%	30%	6.5%
Third party broker quote	35.1%	70%	24.5%
Average			31.0%

For the ZIM Series 1 Notes and Series 2 Notes, cash interest is accrued and recognized in the income statement on a quarterly basis and through December 31, 2018, ZIM has paid all cash interest on a timely basis.  For the notes that have required paid-in-kind (PIK) interest that will be paid at maturity, and such interest is probable of being collected, the interest is accrued at its stated rate and recognized in the Company’s income statement on a quarterly basis and is compounded (on an annual or quarterly basis, as applicable) into the principal amount of the respective notes. The Company actively monitors the financial statements, with a focus on the operating results, EBITDA and the liquidity positions, of both ZIM and HMM and, more importantly, the Company has active charter party agreements that require ongoing cash settlements by both entities. Through December 31, 2018, ZIM and HMM are paying in accordance with their charter party agreements, which together with the timely payment of cash interest by ZIM, are the primary bases for determining that the accrued unpaid interest is collectible.

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On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact Evangelos Chatzis of the Company at + 30 210 419 6404 or Finn Murphy of Morgan, Lewis & Bockius LLP at 212-309-6704.

Sincerely,

/s/ Finn Murphy
Finn Murphy

Cc:	Evangelos Chatzis, Danaos Corporation

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